United States securities and exchange commission logo





                            April 18, 2024

       Tjin Patrick Soetanto
       Chief Executive Officer
       NusaTrip Incorporated
       28F AIA Central, Jl. Jend. Sudirman No.Kav. 48A
       RT.5/RW.4, Karet, Semanggi
       Kota Jakarta Selatan
       Daerah Khusus Ibukota
       Jakarta 12930, Indonesia

                                                        Re: NusaTrip
Incorporated
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted March 29,
2024
                                                            CIK No. 0002006468

       Dear Tjin Patrick Soetanto:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
       January 26, 2024 letter.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       Cover Page

   1. In response to prior comment 1, you provide an address in the U.S. but fail to name your agent. Please name your
agent for service with a United States address.
   2. Disclose that your Super Voting Preferred Stock is not convertible into common stock and has no sunset
provision, if true.
 Tjin Patrick Soetanto
FirstName   LastNameTjin Patrick Soetanto
NusaTrip Incorporated
Comapany
April       NameNusaTrip Incorporated
       18, 2024
April 218, 2024 Page 2
Page
FirstName LastName
Prospectus Summary
Corporate Information, page 7

3. Please tell us whether the terms and issuance of the Super Voting Preferred Stock to
         Raynauld Liang and Maroon Capital Limited will impact the conclusion that all operating entities of the registrant are under common control by SOPA. In this regard we note you indicate on the cover page that "...Upon the consummation of this offering, Raynauld
         Liang...and Maroon Capital Limited... will each control 25,000 Shares
of the Company   s
         Super Voting Preferred Stock, giving them a majority of the aggregate voting power of the
         Company   s voting securities upon the consummation of this offering."
We reissue prior
         comment 11 in part.
Our historical financial information may not be representative of the results we would have achieved..., page 27

4. We note your response to prior comment 31, which explains why an allocation of shared costs incurred by Society Pass is not required. However, your response is in conflict with the following statement in your risk factor disclosure on page 27:
"The costs and
         expenses reflected in our historical financial information include an allocation for certain corporate functions historically provided by Society Pass, that may be different from the comparable expenses that we would have incurred had we operated as a stand-alone company." Please reconcile these statements and revise your disclosure, as necessary.
Corporate History and Structure, page 37

5. In response to comment 6 you revised to disclose that the Board of Directors of Society
         Pass will approve a plan to separate your company from Society Pass, to be achieved by
         "the authorization and issuance of up to [*] shares of our Common Stock in connection with this offering." As part of this separation, please disclose the separation and reorganization transactions that you will enter into with Society Pass in order to transfer the assets and liabilities of its online travel agency business to you, and disclose all related party agreements that detail the contractual obligations and responsibilities of you and Society Pass that you intend to enter into prior to or contemporaneously with the completion of this offering.
Consolidated Results of Operations, page 39

6. We note revenues from hotel technology platform software service decreased in fiscal year 2023 as compared to fiscal year 2022. However, the cost of revenues associated with these services increased in fiscal year 2023. Please expand your disclosures to explain the reasons for the inconsistent movement in balances between fiscal periods.
7. We note you included sales and withholding tax in your general and administrative expenses. Please clarify revenue type related to this sales tax, the nature of the withholding tax and the basis of including these taxes in general and Tjin Patrick Soetanto
FirstName   LastNameTjin Patrick Soetanto
NusaTrip Incorporated
Comapany
April       NameNusaTrip Incorporated
       18, 2024
April 318, 2024 Page 3
Page
FirstName LastName
         administrative expenses. Explain the reason for recording a provision and why it was reversed during fiscal year 2023.
Prospectus Summary
Corporate Information, page 72

8. We refer you to prior comment 20. Ensure that your disclosure is consistent and tailored to your company and its operations. For example, you continue to show multiple
         "impending acquisitions" at page 73, despite stating at page 1: "As of the date of this prospectus, we have no current mergers or acquisitions pending or contemplated."
Certain Relationships and Related-Party Transactions
Advances From/ To Related Parties, page 83

9. We note your disclosure provided in response to comment 25 in terms of the amount due to/from related parties at your most recent fiscal year ends. Please revise to also disclose the amounts due to/from related parties as of the latest practicable date. See Item
         404(a)(5) of Regulation S-K.
Report of the Independent Registered Public Accounting Firm, page F-2

10. We note the audit report issued by Onestop Assurance PAC for your fiscal year ended
         December 31, 2023 is dated March 26, 2023. Please ask your auditor to resubmit the audit report with a corrected date.
Financial Statements
Note 3 Summary of Significant Accounting Policies, page F-8

11. Please provide segment information in your footnotes as required by ASC 280-10-50 or tell us why you believe that you are not subject to this accounting standard.
12. We note that you recognized online advertising revenue on a gross basis. Please tell us how you record expenses related to this type of revenue and why no costs of revenues have been incurred to date.
Revenue Recognition, page F-11

13. We note your response to prior comment 34. Please clarify if you record revenue for your ancillary services on a gross or net basis. We reissue prior comment 34 in part. Refer to
         ASC 606-10-55-36 through 55-40.
14. We note your online advertising services are recognized on a gross basis at a "point in time". However, you also indicate that advertising revenues are "...recognized ratably over the fixed term of the agreement as services are provided or upon relevant performance obligations being fulfilled through the display of the advertisement..." Please clarify timing of your revenue recognition for your online advertising services. We reissue prior comment 36 in part.
 Tjin Patrick Soetanto
FirstName   LastNameTjin Patrick Soetanto
NusaTrip Incorporated
Comapany
April       NameNusaTrip Incorporated
       18, 2024
April 418, 2024 Page 4
Page
FirstName LastName
Recently Issued Accounting Pronouncements, page F-17

15. Please update these disclosures, as appropriate, to reflect the adoption of new accounting pronouncements and the identification of newly issued accounting pronouncements not yet adopted.
Note 4 Inventories, page F-18

16. We note your response to comment 38. You state that revenues from air tickets are recorded at a point in time when the traveler books the air transaction and that you are not subject to inventory risk associated with these transactions. Therefore, it remains unclear why air tickets are purchased in advance and held in inventory. Please explain the process under which air ticketing results in amounts held in inventory, the time period that tickets are held in inventory before recognized as revenue and how this process supports your accounting for these transactions on a net basis.
Note 9 Shareholders' Equity, page F-20

17. We note disclosures elsewhere in your filing regarding the designation of Super Voting
         Preferred Stock on May 22, 2023. Please update your footnote discussion here to reflect such designation with the nature and terms of preferred stock, as well as your financial statements (including statements of changes in shareholders' equity) and capitalization table.
Note 10 Income Taxes, page F-21

18. Please clarify why you have not provided a full valuation allowance against your deferred tax assets of PTTSM even though management believes it is more likely than not that these assets will not be realized in the future. We reissue prior comment 40 in part.
General

19. We reissue prior comment 42. Please list or define the countries of the Southeast geographic region, for which you provide the acronym "SEA."
       Please contact Joanna Lam at 202-551-3476 or Shannon Buskirk at 202-551-3717 if you
have questions regarding comments on the financial statements and related matters. Please contact Timothy S. Levenberg at 202-551-3707 or Kevin Dougherty at 202-551-3271 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Energy
& Transportation
 Tjin Patrick Soetanto
NusaTrip Incorporated
FirstName
April 18, 2024 LastNameTjin Patrick Soetanto
Comapany
Page    5      NameNusaTrip Incorporated
April 18, 2024 Page 5
cc:       Ted Paraskevas, Esq., of Loeb & Loeb LLP
FirstName LastName